# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Camp4 Therapeutics Corp, CIK 0001736730
CUSIP: 13463J101
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: One Kendall Square, Building 1400 West, 3rd Floor, Cambridge, Massachusetts (MA), 02139
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001930214

## Reporting persons
- Vivo Opportunity Fund Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 3,856,991; shared voting power 0; sole dispositive power 3,856,991; shared dispositive power 0; aggregate amount beneficially owned 3,856,991 (7.4% of the class)
  Comment: The number represents shares of common stock, $0.0001 par value (the "Common Stock") of CAMP4 Therapeutics Corporation (the "Issuer") held of record by Vivo Opportunity Fund Holdings, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.
  
  The percentage is based on 51,880,185 shares of Common Stock of the Issuer outstanding as of December 18, 2025, as disclosed in the prospectus supplement filed by the Issuer on December 18, 2025 with the Securities and Exchange Commission ("SEC") pursuant to Rule 424(b)(5), which forms part of the Issuer's Registration Statement on Form S-3 (File No. 333-291432).
- Vivo Opportunity, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 3,856,991; shared voting power 0; sole dispositive power 3,856,991; shared dispositive power 0; aggregate amount beneficially owned 3,856,991 (7.4% of the class)
  Comment: The number represents shares of Common Stock of the Issuer held of record by Vivo Opportunity Fund Holdings, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.
  
  The percentage is based on 51,880,185 shares of Common Stock of the Issuer outstanding as of December 18, 2025, as disclosed in the prospectus supplement filed by the Issuer on December 18, 2025 with the SEC pursuant to Rule 424(b)(5), which forms part of the Issuer's Registration Statement on Form S-3 (File No. 333-291432).
- Vivo Opportunity Cayman Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 389,577; shared voting power 0; sole dispositive power 389,577; shared dispositive power 0; aggregate amount beneficially owned 389,577 (0.8% of the class)
  Comment: The number represents shares of Common Stock of the Issuer held of record by Vivo Opportunity Cayman Fund, L.P. Vivo Opportunity Cayman, LLC is the general partner of Vivo Opportunity Cayman Fund, L.P.
  
  The percentage is based on 51,880,185 shares of Common Stock of the Issuer outstanding as of December 18, 2025, as disclosed in the prospectus supplement filed by the Issuer on December 18, 2025 with the SEC pursuant to Rule 424(b)(5), which forms part of the Issuer's Registration Statement on Form S-3 (File No. 333-291432).
- Vivo Opportunity Cayman, LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 389,577; shared voting power 0; sole dispositive power 389,577; shared dispositive power 0; aggregate amount beneficially owned 389,577 (0.8% of the class)
  Comment: The number represents shares of Common Stock of the Issuer held of record by Vivo Opportunity Cayman Fund, L.P. Vivo Opportunity Cayman, LLC is the general partner of Vivo Opportunity Cayman Fund, L.P.
  
  The percentage is based on 51,880,185 shares of Common Stock of the Issuer outstanding as of December 18, 2025, as disclosed in the prospectus supplement filed by the Issuer on December 18, 2025 with the SEC pursuant to Rule 424(b)(5), which forms part of the Issuer's Registration Statement on Form S-3 (File No. 333-291432).

## Item 1. Issuer
Name of issuer: Camp4 Therapeutics Corp
Address of issuer's principal executive offices: One Kendall Square Building 1400 West, 3rd Floor Cambridge, MA 02139

## Item 2. Person Filing
Name of person filing:
Vivo Opportunity Fund Holdings, L.P. and its General Partner Vivo Opportunity, LLC

Vivo Opportunity Cayman Fund, L.P. and its General Partner Vivo Opportunity Cayman, LLC
Address of principal business office or, if none, residence: 192 Lytton Avenue, Palo Alto, CA 94301
Citizenship:
Vivo Opportunity Fund Holdings, L.P. is a Delaware limited partnership.

Vivo Opportunity, LLC is a Delaware limited liability company.

Vivo Opportunity Cayman Fund, L.P. is a Cayman Islands limited partnership.

Vivo Opportunity Cayman, LLC is a Cayman Islands limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Vivo Opportunity, LLC beneficially owns 3,856,991 shares of Common Stock. The securities are held of record by Vivo Opportunity Fund Holdings, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.

Vivo Opportunity Cayman, LLC beneficially owns 389,577 shares of Common Stock. The securities are held of record by Vivo Opportunity Cayman Fund, L.P. Vivo Opportunity Cayman, LLC is the general partner of Vivo Opportunity Cayman Fund, L.P.
Percent of class:
Vivo Opportunity Fund Holdings, L.P.: 7.4%
Vivo Opportunity, LLC: 7.4%
Vivo Opportunity Cayman Fund, L.P.: 0.8%
Vivo Opportunity Cayman, LLC.: 0.8%
Sole power to vote or to direct the vote:
Vivo Opportunity Fund Holdings, L.P.: 3,856,991 shares
Vivo Opportunity, LLC: 3,856,991 shares
Vivo Opportunity Cayman Fund, L.P.: 389,577 shares
Vivo Opportunity Cayman, LLC: 389,577 shares
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition:
Vivo Opportunity Fund Holdings, L.P.: 3,856,991 shares
Vivo Opportunity, LLC: 3,856,991 shares
Vivo Opportunity Cayman Fund, L.P.: 389,577 shares
Vivo Opportunity Cayman, LLC: 389,577 shares
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Vivo Opportunity Fund Holdings, L.P.: /s/ Kevin Dai, Kevin Dai/Managing Member of Vivo Opportunity, LLC, General Partner (02/13/2026)
- Vivo Opportunity, LLC: /s/ Kevin Dai, Kevin Dai/Managing Member (02/13/2026)
- Vivo Opportunity Cayman Fund, L.P.: /s/ Kevin Dai, Kevin Dai/Managing Member of Vivo Opportunity Cayman, LLC, General Partner (02/13/2026)
- Vivo Opportunity Cayman, LLC: /s/ Kevin Dai, Kevin Dai/Managing Member (02/13/2026)